SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 15, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange releases dated November 15, 2016:

•                  Higher returns through focused growth: Nokia sets key financial and strategic targets at Capital Markets Day 2016

•                  Nokia Corporation to repurchase own shares in line with its capital structure optimization program

STOCK EXCHANGE RELEASE

November 15, 2016

Higher returns through focused growth: Nokia sets key financial and strategic targets at Capital Markets Day 2016

Nokia Corporation

Stock exchange release

November 15, 2016 at 09:00 (CET +1)

Higher returns through focused growth: Nokia sets key financial and strategic targets at Capital Markets Day 2016

Barcelona, Spain - Nokia today outlined its vision and strategic priorities for ensuring sustainable growth in its core businesses and tapping new opportunities in fast-growing markets. The company also set key financial targets that underscore its ambition to lead in a connected world following three years of fundamental transformation.

President and CEO Rajeev Suri said at the company’s Capital Markets Day event in Barcelona that the pace of change at Nokia has accelerated since the last investor event in 2014, with the company now bigger, stronger and more agile, bolstered especially by the acquisition of Alcatel-Lucent.

“Nokia is extremely well-positioned to win in its primary market with communication service providers, and we aim to target superior returns through focused growth into more attractive adjacent markets where high-performance, end-to-end networks are increasingly in demand,” Suri said.

“We also see opportunities to renew current patent licensing agreements at favorable terms, add new licensees in the mobile phone area and expand licensing further into new areas such as consumer electronics and the automotive sector. Given the appeal to others of our innovations in Networks, virtual reality and digital health, we are confident that we can continue to build our patent and technology licensing business further in the coming years,” he continued.

“Simultaneously, we will remain focused on flawlessly executing our EUR 1.2 billion cost saving program.”

Nokia’s new strategy builds upon its enhanced business portfolio following the Alcatel-Lucent acquisition, and focuses on four key priority areas:

•                  Lead in high-performance, end-to-end networks with communication service providers: Use our unparalleled, end-to-end portfolio to sustain our market and profitability leadership.

•                  Expand network sales to select vertical markets needing high-performing, secure networks: Broaden our footprint in five select verticals: energy, transportation, public sector, technological extra-large enterprises and webscale.

•                  Build a strong, standalone software business: Move beyond our current product-attached software model and create a software business with the margin profile of large software companies, focused on areas including enterprise software and IoT platforms.

•                  Create new business and licensing opportunities in the consumer ecosystem: Expand successful patent licensing efforts into areas like automotive, consumer electronics and IoT. Create new revenue streams from technology and brand licensing, and establish new businesses in digital media and digital health.

“During the next two years, we aim to advance our leading position with communications service providers, become a credible and recognized player in our target verticals and tap growth in software with a broader ambition to build a significant, standalone software business. As we do this, we will continue to stick closely to our disciplined operating model to deliver compelling financial results that reward our shareholders,” Suri said.

Long-term targets

•                  Nokia targets to grow net sales for Nokia’s Networks business faster over the long-term than its primary addressable market through continued industry leadership and disciplined expansion and diversification to adjacent markets. Nokia’s primary addressable market size is approximately EUR 113 billion in 2016, and is expected to have a 5-year compound annual growth rate of approximately 1%. Nokia’s adjacent addressable market size is approximately EUR 18 billion in 2016, and is expected to have a 5-year compound annual growth rate of approximately 13%.

•                  Nokia targets the long-term operating margin range for Nokia’s Networks business to be 10% to 15%, with all Networks business groups expected to contribute double-digit long-term operating margin. If the market environment and Nokia’s execution are both in-line with Nokia’s expectations, Nokia expects operating margin to be around the midpoint of this range.

•                  Taxes

•                  Nokia expects its long-term effective non-IFRS tax rate to be approximately 30%.

•                  Nokia expects cash outflows related to taxes to continue at approximately EUR 400 million annually until Nokia’s deferred tax assets have been fully utilized. The cash tax amount may vary depending on profit levels in different jurisdictions and the amount of license income potentially subject to withholding tax.

•                  Nokia targets to maintain total cash and other liquid assets at approximately 30% of its annual net sales over time.

Dividend

•                  Nokia targets to deliver an earnings-based growing dividend. Nokia targets to grow the dividend by distributing approximately 40% to 70% of non-IFRS EPS, taking into account Nokia’s cash position and expected cash flow generation.

•                  For 2016, Nokia targets to propose a dividend of EUR 0.17 per share, subject to shareholder approval in 2017.

2017 outlook for Nokia’s Networks business

•                  Nokia expects net sales for Nokia’s Networks business to decline in line with its primary addressable market in full year 2017.

•                  Nokia expects operating margin for Nokia’s Networks business in full year 2017 to be in the range of 8% to 10%.

•                  Nokia’s outlook for net sales and operating margin for Nokia’s Networks business in full year 2017 are expected to be influenced by factors including:

•                  A low single digit percentage decline in the primary addressable market for Nokia’s Networks business;

•                  Competitive industry dynamics;

•                  Product and regional mix;

•                  The timing of major network deployments; and

•                  Execution of cost savings and reinvestment plans, with operating expenses down on a year-on-year basis.

2017 outlook for Nokia Technologies

•                  Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook for full year 2017. Nokia expects annualized net sales related to patent and brand licensing to grow to a run rate of approximately EUR 950 million by the end of 2016. License agreements which currently contribute approximately EUR 150 million to the annualized net sales run rate are set to expire before the end of 2016. If we do not renew these license agreements, nor sign any new licensing agreements, the annualized net sales run rate for patent and brand licensing would be approximately EUR 800 million in early 2017, with approximately 30% of the global smartphone market, by value, under license.

•                  Nokia expects total net sales from Digital Health and Digital Media to grow year-on-year in full year 2017, primarily influenced by increased consumer adoption of our Digital Health and Digital Media products.

Additional financial guidance

•                  Nokia expects its free cash flow in 2016, 2017 and 2018 to be affected by cash outflows related to its EUR 1.2 billion cost savings program and network equipment swaps. Consequently, Nokia’s free cash flow is expected to be clearly negative in full year 2016, slightly positive in full year 2017 and clearly positive in full year 2018.

•                  Nokia’s EUR 1.2 billion cost savings program

•                  Nokia targets approximately EUR 1.2 billion of total annual cost savings in full year 2018 compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies. Nokia expects approximately EUR 800 million of the cost savings to come from operating expenses and approximately EUR 400 million from cost of sales. The cost savings are expected to be achieved as follows:

•                  approximately EUR 400 million in full year 2016 (approximately EUR 250 million to come from operating expenses and approximately EUR 150 million from cost of sales);

•                  an additional approximately EUR 400 million in full year 2017 (approximately EUR 200 million to come from operating expenses and approximately EUR 200 million from cost of sales; and

•                  an additional approximately EUR 400 million in full year 2018 (approximately EUR 350 million to come from operating expenses and approximately EUR 50 million from cost of sales).

•                  Under this cost savings program, restructuring and associated charges are expected to total approximately EUR 1.7 billion, of which approximately EUR 640 million was recorded as of Q3 2016. Nokia expects approximately EUR 700 million of the total restructuring and associated charges to be recorded in full year 2016, approximately EUR 800 million to be recorded in full year 2017, and approximately EUR 200 million to be recorded in full year 2018. This is an update to the earlier guidance commentary for expected restructuring and associated charges to total approximately EUR 1.2 billion.

•                  Related restructuring and associated cash outflows are expected to total approximately EUR 2.15 billion, of which approximately EUR 280 million was recorded as of Q3 2016. Nokia expects approximately EUR 500 million of the total restructuring and associated cash outflows to be recorded in full year 2016, approximately EUR 700 million to be recorded in full year 2017, approximately EUR 500 million to be recorded in full year 2018, and approximately EUR 450 million of cash outflows in full year 2019 and beyond. This is an update to the earlier guidance commentary for expected restructuring and associated cash outflows to total approximately EUR 1.65 billion.

•                  The updated guidance commentary for restructuring and associated charges and cash outflows is primarily related to plans to mitigate the more challenging than expected market environment with additional transformation initiatives. These transformation initiatives include plans to further optimize site utilization and plans to further streamline activities that impact our cost of sales, as well as plans to reinvest in our primary business to maintain industry leadership and plans to reinvest to capture growth opportunities, including in the cable access market and targeted enterprise sectors.

•                  Network equipment swaps

•                  Nokia expects to record approximately EUR 900 million of network equipment swaps in total. The charges and related cash outflows are expected to be recorded as follows: approximately EUR 300 million in full year 2016, approximately EUR 300 million in full year 2017, and approximately EUR 300 million in full year 2018. The charges related to network equipment swaps will be recorded as non-IFRS exclusions and, therefore, will not affect Nokia’s non-IFRS operating profit.

•                  Financial income and expenses

•                  Nokia expects non-IFRS financial income and expenses to be an expense of approximately EUR 300 million in full year 2017. This is expected to primarily include net interest expenses related to interest bearing liabilities, interest costs related to defined benefit pension and other post-employment benefit plans, as well as the impact of foreign exchange rate fluctuations on certain balance sheet items.

•                  Nokia expects the cash outflows related to financial income and expenses to be approximately EUR 200 million in full year 2017. This is expected to primarily include net interest expenses related to interest bearing liabilities and the impact of foreign exchange rate fluctuations on certain balance sheet items.

•                  Taxes

•                  In full year 2017 and 2018, Nokia expects its effective non-IFRS tax rate to be between 30% and 35%. Nokia expects its non-IFRS tax rate in full year 2017 to be at the high end of the guidance range. Nokia expects its non-IFRS tax rate in full year 2018 to be at the low end of the guidance range.

•                  Nokia expects cash outflows related to taxes to be approximately EUR 400 million in full year 2017 and 2018. The cash tax amount may vary depending on profit levels in different jurisdictions and the amount of license income potentially subject to withholding tax.

•                  Nokia expects capital expenditures to be approximately EUR 500 million in full year 2017, primarily attributable to capital expenditures by Nokia’s Networks business.

About Nokia

Nokia is a global leader in creating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies and cost savings in relation to the acquisition of Alcatel Lucent announced on April 15, 2015 and closed in early 2016; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating and interest expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, capital expenditures, income and margins; G) timing of the deliveries of our products and services; H) expectations and targets regarding collaboration and partnering arrangements, joint-ventures or the creation of joint-ventures, as well as our expected customer reach; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities, including the implications of the legal action brought against the French stock market authority’s (Autorité des marchés financiers) clearance decision on Nokia’s public buy-out offer followed by a squeeze-out; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated business and operational benefits and synergies from the Alcatel Lucent transaction, including our ability to integrate Alcatel Lucent into our operations and within the timeframe targeted, and our ability to implement our organization and operational structure efficiently; 3) the outcome of the decision by the French Court of Appeal in relation to the clearance decision of Nokia’s public buy-out offer and squeeze-out; 4) our dependence on general economic and market conditions and other developments in the economies where we operate; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the telecommunications industry; 6) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 8) our dependence on a limited number of customers and large multi-year agreements; 9) Nokia Technologies’ ability to maintain and establish new sources of patent and intellectual property licensing income and IPR-related revenues, particularly in the smartphone market; 10) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 11) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties; 12) our reliance on third-party solutions for data storage and the distribution of products and services, which expose us to risks relating to security, regulation and cybersecurity breaches; 13) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned, including in the areas of Digital Health and Digital Media; 14) our exposure to legislative frameworks and jurisdictions that regulate fraud, economic trade sanctions and policies, and Alcatel Lucent’s previous and current involvement in anti-corruption allegations; 15) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 16) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 17) our ability to retain, motivate, develop and recruit appropriately skilled employees; 18) our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically concentrated production sites; 19) the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses; 20) exchange rate fluctuations, as well as hedging activities; 21) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 22) our ability to optimize our capital structure as planned, including completing intended share repurchases, and to re-establish our investment grade credit rating or otherwise improve our credit ratings; 23) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 24) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 25) our involvement in joint ventures and jointly-managed companies or failures to create planned joint ventures; 26) performance failures by our partners or failure to agree to partnering arrangements with third parties; 27) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent; 28) adverse developments with respect to customer financing or extended payment terms we provide to customers; 29) the carrying amount of our goodwill may not be recoverable; 30) risks related to undersea infrastructure; 31) unexpected liabilities with respect to pension plans, insurance matters and employees; and 32) unexpected liabilities or issues with respect to the acquisition of Alcatel Lucent, including pension, postretirement, health and life insurance and other employee liabilities or higher than expected transaction costs as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

STOCK EXCHANGE RELEASE

November 15, 2016

Nokia Corporation to repurchase own shares in line with its capital structure optimization program

Nokia Corporation

Stock Exchange Release

November 15, 2016 at 09:05 (CET +1)

Nokia Corporation to repurchase own shares in line with its capital structure optimization program

Espoo, Finland — In line with the EUR 7 billion capital structure optimization program announced earlier, the Nokia Board of Directors has resolved to commence a share repurchase program (the “Program”) under the authorization granted by the Nokia Annual General Meeting on June 16, 2016 (the “AGM”).

The Board has resolved to repurchase a maximum of 575 million Nokia shares up to an equivalent of EUR 1 billion.

The shares may be repurchased by way of a directed repurchase from sellers in marketplaces where the rules allow companies to trade with their own shares. The purchase price will be based on the current market price of Nokia shares in such marketplaces. The volumes to be repurchased may not exceed 25% of the daily average volume of the shares on the marketplace where the purchase is carried out. The daily average volume is based on the daily average volume traded during the month preceding the month of this disclosure.

Under the Program the shares may be repurchased for the purposes of either optimizing the capital structure of Nokia by way of reducing the number of the shares of the company or for the purposes of meeting obligations arising from share-based incentive plans for employees of Nokia or of its associated companies.

The repurchases will commence at the earliest after Nokia’s Capital Markets Day organized on November 15, 2016. The Program and the current authorization granted by the AGM are valid until December 16, 2017.

About Nokia

Nokia is a global leader in creating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

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Email: press.services@nokia.com

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies and cost savings in relation to the acquisition of Alcatel Lucent announced on April 15, 2015 and closed in early 2016; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating and interest expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, capital expenditures, income and margins; G) timing of the deliveries of our products and services; H) expectations and targets regarding collaboration and partnering arrangements, joint-ventures or the creation of joint-ventures, as well as our expected customer reach; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities, including the implications of the legal action brought against the French stock market authority’s (Autorité des marchés financiers) clearance decision on Nokia’s public buy-out offer followed by a squeeze-out; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated business and operational benefits and synergies from the Alcatel Lucent transaction, including our ability to integrate Alcatel Lucent into our operations and within the timeframe targeted, and our ability to implement our organization and operational structure efficiently; 3) the outcome of the decision by the French Court of Appeal in relation to the clearance decision of Nokia’s public buy-out offer and squeeze-out; 4) our dependence on general economic and market conditions and other developments in the economies where we operate; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the telecommunications industry; 6) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and

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bring them to market in a timely manner; 8) our dependence on a limited number of customers and large multi-year agreements; 9) Nokia Technologies’ ability to maintain and establish new sources of patent and intellectual property licensing income and IPR-related revenues, particularly in the smartphone market; 10) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 11) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties; 12) our reliance on third-party solutions for data storage and the distribution of products and services, which expose us to risks relating to security, regulation and cybersecurity breaches; 13) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned, including in the areas of Digital Health and Digital Media; 14) our exposure to legislative frameworks and jurisdictions that regulate fraud, economic trade sanctions and policies, and Alcatel Lucent’s previous and current involvement in anti-corruption allegations; 15) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 16) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 17) our ability to retain, motivate, develop and recruit appropriately skilled employees; 18) our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically concentrated production sites; 19) the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses; 20) exchange rate fluctuations, as well as hedging activities; 21) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 22) our ability to optimize our capital structure as planned, including completing intended share repurchases, and to re-establish our investment grade credit rating or otherwise improve our credit ratings; 23) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 24) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 25) our involvement in joint ventures and jointly-managed companies or failures to create planned joint ventures; 26) performance failures by our partners or failure to agree to partnering arrangements with third parties; 27) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent; 28) adverse developments with respect to customer financing or extended payment terms we provide to customers; 29) the carrying amount of our goodwill may not be recoverable; 30) risks related to undersea infrastructure; 31) unexpected liabilities with respect to pension plans, insurance matters and employees; and 32) unexpected liabilities or issues with respect to the acquisition of Alcatel Lucent, including pension, postretirement, health and life insurance and other employee liabilities or higher than expected transaction costs as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or

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revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal